Exhibit 99.1


                               Continuation Sheet
                               ------------------

(1) The stockholders are Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, including two affiliated partnerships ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI") and Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"). Warburg Pincus Partners LLC, a New York limited liability company ("WP Partners"), is the sole general partner of each of WPEP, WPVI and WPV. Warburg Pincus & Co., a New York general partnership ("WP") is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company ("WP LLC," and together with WPEP, WPVI, WPV, WP Partners and WP, the "Warburg Pincus Entities") manages each of WPEP, WPVI and WPV. Henry Kressel, a director of Ness Technologies, Inc., is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Dr. Kressel are included because of his affiliation with the Warburg Pincus Entities. By reason of such affiliation, Dr. Kressel may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the shares reported herein. Dr. Kressel disclaims "beneficial ownership" of such shares within the meaning of Rule 13d-3 under the Exchange Act.

(2) On November 21, 2005, WPV distributed an aggregate of 384,178 shares of Common Stock to its partners.

(3)  Price not applicable.